Exhibit 99.1

ENTRÉE GOLD REPORTS ON SECOND QUARTER 2013

Vancouver, B.C., August 7, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended June 30, 2013.

Greg Crowe, President and CEO commented, "In the second quarter, we continued to execute our strategy of advancing the Company’s key assets.  In the US, we made additional progress on our Ann Mason Project in Nevada, refining the project’s potential and scope.  We also remained focused on furthering our interests in Mongolia and engaging in discussions with Oyu Tolgoi stakeholders regarding the joint venture’s mining licences.  Given the importance of Oyu Tolgoi, we are hopeful that matters will be resolved satisfactorily.  Financially, we are continuing to ensure that all of our activities are done in a measured, cash conservative manner.  With approximately $52 million of cash, we are well capitalized and in an excellent financial position from which to pursue our strategic goals.”

Highlights for the quarter ended June 30, 2013 and beyond include:

USA

Ann Mason, Nevada

The Ann Mason Project is located in the Yerington District of Nevada and includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit.  The Project also includes several other high-priority targets which warrant further exploration.

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In April 2013, a combined reverse circulation (“RC”) and core drilling program was initiated at the Project. The program comprised 11 RC holes, totalling 1,268 metres and six core holes totaling 2,336 metres.  In addition, 993 metres of RC pre-collars were drilled for a portion of the core holes. All drilling on the Ann Mason Project was completed by the end of July 2013 and the rigs were demobilized from site.  Assay results are pending.

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At the Ann Mason deposit, 993 metres of RC pre-collars and 2,159 metres of core drilling were completed in five holes.  The drilling was designed to test for extensions of the mineralization, primarily along the north and northwestern edges of the deposit and to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio.   Two exploration RC holes, totalling 180 metres were completed to the southwest of Ann Mason to test a near-surface oxide-copper target.

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In the Blue Hill area, the RC drill completed five holes totalling 669 metres.  Drill holes were designed to test for westward extensions of the current Blue Hill deposit.  In addition, one previously drilled RC hole was deepened with core by 177 metres to test underlying sulphide mineralization. Four RC holes, totalling 419 metres, tested the Hole-31 near-surface oxide copper prospect, located approximately 800 metres east of Blue Hill.

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Baseline environmental studies commenced in the second quarter of 2013 and included wildlife, biology, archaeology and cultural surveys which will be used to expand the area covered under the existing Plan of Operations.

•	A program of 31 line-kilometres of in-fill induced polarization geophysics was completed in June 2013.

Mongolia

Oyu Tolgoi Project Update

•	First shipment of copper concentrate left the Oyu Tolgoi open pit mine on July 9, 2013.

•	Incumbent Mongolian President Ts. Elbegdorj, of the Democratic Party, was re-elected on June 26, 2013.

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On July 28, 2013, Turquoise Hill announced that notification had been received from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament.  As a result, funding and development of the Oyu Tolgoi underground mine will be delayed until outstanding matters with the Mongolian Government can be resolved and a new timetable has been agreed.

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Entrée continues to actively engage with relevant parties in discussions to resolve the issues surrounding the temporary restriction of the Shivee Tolgoi and Javhlant mining licences from transfer.  The mining licences are subject to the joint venture with Oyu Tolgoi LLC.

Corporate Highlights

For the three months ended June 30, 2013, net loss was $2,275,617 ($0.02 per share) compared to $3,244,705 ($0.03 per share) in the three months ended June 30, 2012. For the six months ended June 30, 2013, net loss was $7,367,461 ($0.05 per share) compared to $8,319,537 ($0.06 per share) in the six months ended June 30, 2012. During the three months ended June 30, 2013, Entrée incurred lower operating expenditures, due to a combination of lower exploration expenses and foreign exchange gains, relative to the three months ended June 30, 2012. While lower exploration expenditures occurred in all regions, the decreases were primarily related to the Ann Mason Project.

Mr. Robert Cinits, who joined Entrée in July 2011, was appointed Vice-President, Technical Services in April 2013.

At the Company’s Annual General Meeting of shareholders (“AGM”) held on June 27, 2013, shareholders confirmed an alteration to the Company’s Articles to add advance notice provisions for the purpose of providing shareholders, directors and management of Entrée with a clear framework for nominating directors.

Following the AGM, the Rt. Honourable Lord Howard of Lympne was appointed non-executive Chairman of the Company’s Board of Directors.  As Chairman, he succeeds James Harris, who remains a member of the Board and assumes the role of non-executive Deputy Chairman.

SELECTED FINANCIAL INFORMATION

	As at June 30, 2013 (US$)	As at June 30, 2012 (US$)
Working capital (1)	51,637,492	10,512,000
Total assets	103,052,102	67,332,879
Total long term liabilities	52,725,045	12,878,412
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended June 30, 2013 and its Annual Information Form for the year ended December 31, 2012 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Unless otherwise noted, all figures in this news release are reported in United States dollars.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the potential impact of future exploration results on the Ann Mason mine design and economics; potential size of a mineralized zone; potential expansion of mineralization; the availability of Oyu Tolgoi project financing; development of the Oyu Tolgoi underground mine; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences; the resolution of outstanding issues between the Government of Mongolia, Entrée, Rio Tinto and Turquoise Hill Resources; Parliamentary approval of Oyu Tolgoi project financing; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; and future financial performance.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, the effects of general economic conditions; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of project financing; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of the Mongolian government; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage;as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.